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                                                                    EXHIBIT 99.8
                                 (FORD LOGO)

Ford Motor Company                                             The American Road
                                                   Dearborn, Michigan 48121-1899

                                            , 1995


Dear Shareholder:



     A special purpose trust formed by Ford Motor Company is offering to exchange its 9% Trust Originated Preferred Securities (TOPrS) for up to 44,600,000 outstanding Ford Series B Depositary Shares. The exchange will be made on the basis of one TOPrS for one Depositary Share. Each Depositary Share represents 1/2,000 of a share of Ford's Series B Cumulative Preferred Stock.



     This exchange offer makes good economic sense for Ford. Replacing the Depositary Shares with TOPrS will improve Ford's after-tax cash flow. The cash flow benefit arises because interest payable by Ford to the TOPrS' trust is deductible for federal income tax purposes, while the dividends payable by Ford on the Depositary Shares are not.



     Neither Ford nor its Board makes any recommendation as to whether you should exchange your Depositary Shares. That's your decision. I encourage you to read the enclosed prospectus before deciding. If you choose to participate in the exchange offer, please follow the instructions in the enclosed materials.



     If you have any questions, please call Georgeson & Company Inc. or any of the Dealer Managers at the phone numbers on the back cover of the enclosed Prospectus. Thank you.



                                          Very truly yours,

                                          /s/ ALEX TROTMAN

                                          Alex Trotman
                                          Chairman of the Board of Directors,
                                          President and Chief Executive Officer


cc:  Chemical Bank
     Depositary for Series B
     Cumulative Preferred Stock